Lorus Therapeutics Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the Annual Shareholders’ Meeting of Lorus Therapeutics Inc. (the “Corporation”) held on September 21, 2006 in Toronto, Ontario.

1.  Appointment of Auditor:

KPMG LLP was appointed auditor of the Corporation until the Corporation’s next annual shareholders’ meeting and the Board of Directors was authorized to fix the auditor’s remuneration.

	Number	Percentage
FOR:	26,743,159	98.5
AGAINST:	0	0
WITHHELD FROM VOTING:	413,087	1.5
TOTAL:	27,156,246	100

2.  Election of Directors:

The following seven directors of the Corporation were elected for a term expiring not later than the Corporation’s next annual shareholders’ meeting:  J. Kevin Buchi, Donald W. Paterson, Georg Ludwig, Michael Moore, Alan Steigrod, Graham Strachan and Jim A. Wright.

	Number	Percentage
FOR:	26,105,908	96.1
AGAINST:	0	0
WITHHELD FROM VOTING:	1,050,338	3.9
TOTAL:	27,156,246	100

For additional information, please see the Company’s management information circular dated as of August 11, 2006 filed in connection with the Annual Shareholders’ Meeting.

Toronto, Ontario, October 2, 2006.

LORUS THERAPEUTICS INC.

“Elizabeth Williams”

Elizabeth Williams

Director of Finance and

Corporate Secretary